UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 1
Under the Securities Exchange Act of 1934

Vanguard Minerals Corporation

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

92205L 202

(CUSIP Number)

Sean C. Rice
2700 Glen Point Circle
Richmond, VA 23233
(804)767-7154

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 14, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e) , Rule 13d-1(f) or Rule 13d-1(g), check the following box.   ☐

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92205L 202	SCHEDULE 13D

1	NAME OF REPORTING PERSON Sean C. Rice
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 (1)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 0 (1)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (1)
12	CHECK BOX, IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
Footnotes:
(1) Mr. Rice was granted an award of 150,000 restricted common shares of Vanguard Minerals Corporation subject to vesting over a four-year period by the board of the corporation on June 13, 2011.  On August 14, 2012, Mr. Rice returned all 150,000 shares to the Company, in connection with his resignation as the Principal Accounting and Financial Officer and a Director of the Company.  He had previously resigned on May 30, 2012 as President and CEO of the Company.

CUSIP No. 92205L 202	SCHEDULE 13D

 ITEM 1.   SECURITY AND ISSUES.

This statement on Schedule 13D relates to shares of $0.001 par value Common Stock of Vanguard Minerals Corporation., a Nevada Corporation (“the Corporation.”)  The address of its principal office is ___________________________________.

ITEM 2.   IDENTITY AND BACKGROUND.

Sean Rice, Former President

(a)	This statement on Schedule 13D is being filed on behalf of Sean Rice, the former President and Chief Executive Officer of the Corporation.

(b)	Mr. Rice’s address is 2700 Glen Point Circle, Richmond, VA 23233.

(c)
Mr. Rice has served as the President and Chief Executive Officer of the Corporation from June 2011 through May 30, 2012 and as Principal Accounting and Financial Officer and a Director from June 2011 until August 14, 2012.

(d)	Mr. Rice has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Mr. Rice has not,  during the last five  years,  been a party to  a civil  proceeding  of a judicial or  administrative  body of competent  jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order  enjoining  future  violations of, or prohibiting  or   mandating  activities  subject  or,  federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship: United States

Item 3.	Source and Amount of Funds or Other Consideration.

On June 13, 2011, The Corporation issued a restricted stock grant to Sean C. Rice of 150,000 shares in consideration of his service as President and Chief Executive Officer of the Corporation. Mr. Rice has served as the President and Chief Executive Officer of the Corporation from June 2011 through May 30, 2012 and as Principal Accounting and Financial Officer and a Director from June 2011 until August 14, 2012 On August 14, 2012, Mr. Rice resigned as the Principal Financial and Accounting Officer and as a Director of the Corporation.  In connection with such resignation he returned the 150,000 shares of common stock to the Corporation.

CUSIP No. 92205L 202	SCHEDULE 13D

Item 4.	Purpose of the Transaction.

The 150,000 shares were issued to Mr. Rice as compensation for his services as the Chief Executive Officer and President of the Corporation.  The shares were subject to vesting over a 4 year period contingent upon continued service to the Corporation and contingent on the company’s financing. Mr. Rice has served as the President and Chief Executive Officer of the Corporation from June 2011 through May 30, 2012 and as Principal Accounting and Financial Officer and a Director from June 2011 until August 14, 2012. On August 14, 2011, Mr. Rice resigned as the Principal Financial and Accounting Officer and as a Director of the Corporation.  In connection with such resignation he has returned the 150,000 shares of common stock to the Corporation.

A. Acquisition or Disposition of additional securities of the issuer.  There are no present plans for Mr. Rice to acquire or dispose of additional stock of the issuer.

B. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;  There are no present plans for a merger, reorganization or liquidation transaction,.

C. A sale or transfer of a material amount of assets
The Company would sell its mineral assets if it believed a value added transaction that was beneficial to the shareholders could be entered into.  There is no such transaction currently in negotiation.

D. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.  None.

Items E through I: N/A

J. Similar transactions.  None.

Item 5.	Interest in Securities of the Issuer.

(a)           After the return of the 150,000 shares of common stock, Mr. Rice no longer holds any shares of common stock in the Corporation either directly or indirectly.

(b)           Prior to the return of the shares to the Corporation, Mr. Rice had the sole power to vote the shares of Common Stock.

(c)           Mr. Rice has engaged in the following transactions in the shares of Common Stock during the last 60 days:

Sale of Shares of Common Stock:

Date of Transaction	Number of Shares	Price Per Share	Type of Transaction
None

CUSIP No. 92205L 202	SCHEDULE 13D

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

None.
Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Description

CUSIP No. 92205L 202	SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2012

By: /s/ Sean C. Rice
Name: Sean C. Rice
Title: Former Director and Former Principal Accounting and Finance Officer